April 21, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Bemis Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-05277

Dear Mr. Reynolds:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated April 8, 2011.  This letter contains our response to the Staff’s comment.  The comment in the comment letter has been reproduced below, and our response is noted below the comment.

Form 10-K for Fiscal Year End December 31, 2010

1.               We note that exhibits 10(c), (d), (r) and (s) appear to be missing exhibits, schedules or attachments.  Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.

Response

We will file the noted exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with our next periodic report.

STATEMENT

Bemis Company, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comment.  If you have any questions, please contact the undersigned at (920) 527-5170.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Scott B. Ullem

Scott B. Ullem, Vice President and Chief Financial Officer